May 5, 2015

Re:	China Greenstar Corporation (formerly known as Stark Beneficial, Inc.)
Amendment No. 1 to Form 8-K
Filed December 19, 2014
File No. 000-54731

Larry Spirgel

Assistant Director

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of China Greenstar Corporation, a Delaware corporation (formerly known as Stark Beneficial, Inc.) (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of January 12, 2015 with respect to the Form 8-K, File No. 000-54731 (“8-K”) filed on December 19, 2014 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 8-K (the “Revised 8-K”), filed concurrently with the submission of this letter in response to the Staff’s comments.

1.	We note your disclosure under Item 5.06 that management has determined that the company is no longer a shell corporation as defined in Rule 405 of the Securities Act or Rule 12b 2 of the Securities Exchange Act. Under that definition, a shell company has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. By referring to specific aspects of your disclosure or business, please tell us how, factually, you fall outside the definition of a shell company. You refer repeatedly to your “operations,” yet it is not clear precisely what those operations consist of. Similarly, it appears that you have no revenues, and that virtually all your assets are cash. In the alternative, amend your Form 8 K to indicate that you continue to be a shell company. This would include revising your disclosure on page 2 to remove the Item 5.06, Change in Shell Company Status disclosure.

In response to the Staff’s comment, the 8-K has been revised to indicate that the Company continues to be a shell company. Please refer to pages 3, 18 and 26 of the Revised 8-K.

Please note that attached hereto as Exhibit A is the written acknowledgement by the Company. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212.407.4122.

Very truly yours,

/s/ Tahra T. Wright
Tahra T. Wright

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 12, 2015 with respect to the Form 8-K, File No. 000-54731, filed on December 19, 2014 by the Company, the undersigned hereby acknowledges that in connection with Amendment No. 1 to Form 8-K filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

●	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Greenstar Corporation (formerly known as Stark Beneficial, Inc.)

By:	/s/ Chen Huangchen
Name:	Chen Huangchen
Title:	Chairman, President and Chief Executive Officer